Orient-Express Hotels Ltd.
                                   Memorandum


To:        Staff of the Securities and Exchange Commission
Subject    Form 10-K for the year ended December 31, 2005
           Filed March 6, 2006
           Commission File No. 1-16017
Date:      May 23, 2006
--------------------------------------------------------------------------------

     Set forth  below are the  responses  of  Orient-Express  Hotels  Ltd.  (the
"Company") to the comments of the staff of the Securities and Exchange Commission, Division of Corporation Finance, on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K"). Such staff comments are set forth in a letter dated May 12, 2006, over the signature of Steven Jacobs, Accounting Branch Chief.

     The numbering of the paragraphs below corresponds with the paragraph numbering in the said comment letter. Page numbers referred to below in the 2005 Form 10-K are the page numbers in the EDGAR version filed with the Commission on March 6, 2006.

     If you have any questions as to the contents of this memorandum, please telephone Paul M. White, the Company's Vice President - Finance and Chief Financial Officer and Chief Accounting Officer (011-44-207-921-4038), or Edwin
S. Hetherington, the Company's Secretary (011-44-207-805-5200).

Form 10-K for the year ended December 31, 2005
----------------------------------------------

Management's Discussion and Analysis of Financial Condition
-----------------------------------------------------------
and Results of Operations
-------------------------

Results of Operations, page 38
------------------------------

STAFF COMMENT
-------------

1. Please revise the title of the measure currently referred to as EBITDA since it differs from EBITDA as defined in FR-65. We refer you to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

COMPANY RESPONSE
----------------

     In future Company filings, measures that are calculated differently than those described as EBIT and EBITDA in FR 65 will not be characterized as EBIT or EBITDA. The Company refers to "segment EBITDA" as being a useful measure of operating performance (page 39). It is used throughout the 2005 Form 10-K, except in the second table appearing on page 38, where its omission was an oversight.

Consolidated Financial Statements
---------------------------------

Note 1 - Summary of Significant Accounting Policies and
-------------------------------------------------------
Basis of Presentation, page 62
------------------------------

(w) Other Significant Events, page 71
-------------------------------------

STAFF COMMENT
-------------

2. We note that due to hurricanes Katrina and Rita, the Windsor Court Hotel in New Orleans suffered damage and remained closed throughout the period from August 29 to October 31, 2005. In light of the significant decline in tourism experienced in the aftermath of hurricanes Katrina and Rita, a SFAS 144 event or change in circumstance appears to have occurred. Please tell us when you tested the asset for recoverability and how you concluded that no impairment existed.

COMPANY RESPONSE
----------------

     In accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," a long-lived asset must be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

     Company management has concluded that the recent hurricanes in New Orleans did not indicate that the carrying value of the long-lived assets of the Windsor Court Hotel may not be recoverable for the following reasons:

1. The decline in tourism in the New Orleans area did not have a significant impact on the Windsor Court Hotel's business because its clientele come there mostly for business purposes. The reliability of the post-hurricane business was given additional support by the President of the United States, who stayed at the Windsor Court Hotel soon after hurricane Katrina.

2. The property damage to the hotel was minor, so that it was able to reopen after only eight weeks. Indeed, the hotel could have reopened earlier; however, New Orleans City issues specifically related to water and energy supply prevented this.

3. The Windsor Court Hotel's insurance coverage for the hurricanes Katrina and Rita was $20 million in the aggregate, including business interruption coverage for up to twelve months. This coverage was considered adequate to cover any shortfall in profitability during the insurance period.

4. Our 2006 budget for the post-hurricane results did not anticipate a significant decline in the hotel's business and anticipated that the business would continue to generate significant positive cash flows. The hotel's segment EBITDA for the period from December 1, 2005 to February 28, 2006, before any adjustments for insurance, was $2.0m, about the same as the corresponding period in 2004/5.

     Therefore, no detailed impairment testing, including forecasts of future cash flows for the remaining future life of the property, was deemed necessary.

                                       * * *

     In connection with responding to the staff comments, the undersigned Vice President-Finance and Chief Financial Officer of the Company acknowledges on behalf of the Company that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the 2005 Form 10-K filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Company management had been advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the 2005 Form 10-K filing or in response to its comments on the 2005 Form 10-K filing.


                                            ORIENT-EXPRESS HOTELS LTD.


                                            By:/s/Paul M. White
                                               ----------------
                                               Paul M. White
                                               Vice-President-Finance and
                                               Chief Financial Officer






                                       3